March 9, 2011

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Crown Equity Holdings Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010, filed February 2, 2011
File No. 000-29935

Dear Mr. Mew:

In response to your letter of February 23, 2011 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

1.
We note your response to comment two in our letter dated January 11, 2011.  You state in your response that only direct material cost is included in cost of revenues.  Since you have excluded the cost of services associated with your revenues, please revise the face of your Statement of Operations and line item Cost of revenues to describe what expenses are represented by this line item, that is, direct material costs.  Or, revise to include all of your cost of revenues.  Further, please add a note to your financial statements to disclose the types of expenses that you include in the selling, general and administrative expenses line item.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complied with in the Amended Form 10-K being filed herewith.

2.
We note your response to comment two in our letter dated January 11, 2011 describing the nature of services provided by your contractors.  Please confirm to us that you will expand in your disclosure in Management’s Discussion and Analysis or Plan of Operation in future filings describing the services provided by your contractors.

RESPONSE:

The Company acknowledges that it will expand its disclosure of the description of the services it provides in Management’s Discussion and Analysis or Plan of Operation in future filings.

Item 11.  Executive Compensation

3.	We note your response to comment 11 in our letter dated January 11, 2011 and the related revisions in your filing. Please:

•	provide the restricted stock information for each of your executive officers in a separate table as specified in Item 402(p) of Regulation S-K;
•	provide Mr. Onoue’s director compensation information in a separate table as specified in Item 402(r) of Regulation S-K; and
•	specify the aggregate grant date fair value of all restricted stock awards computed in accordance with FASB ASC Topic 718.

Please see Items 402(n)(2)(v) and 402(2)(iii) of Regulation S-K.

RESPONSE:

In the Amended Form 10-K being filed herewith, the Company has added the separate table for Mr. Onoue as required.   The Company has no options or vested stock awards so that there is no separate table to be provided in response to this comment with regard to Item 402(p) of Regulation S-K.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Item 13.  Exhibits and Reports on Form 8-K

4.
We note your response to comment 13 in our letter dated January 11, 2011 and the related revisions in your filing.  Please either file exhibits 3.1(i) and 3.1(ii) or incorporate these exhibits by reference by providing the exhibit number and the other filing for these exhibits.

RESPONSE:

Comment complied with in Amended Form 10-K being filed herewith.

Exhibit 31.1

5.
Please file entire amendments and revise your certifications for both Messrs. Bosket and Holden to reference the correct filing in paragraph one.  We note that paragraph one of your certification does not specify that the statement refers to an amendment to your Form 10-K.  This comment also applies to Exhibits 31.1 filed with your amended Forms 10-Q for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.  For guidance, see the Division of Corporation Finance Compliance & Disclosure Interpretation (Regulation S-K) 246.14, which is available on our website.

RESPONSE:

Comment complied with in the amendments being filed herewith.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Balance Sheets, page 3
Statement of Operations, page 4
Statements of Cash Flows, page 5

6.
We note your response to comment six from our letter dated January 11, 2011.  As previously requested, please also provide us reconciliation for the period December 31, 2009 to September 30, 2010 for your marketable securities.  We may have further comment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

	Marketable Securities
Date	Item	Amount
12/31/2009	Beginning Balance	0
	Stock received for services	376,225
	Stock received from deferred revenue	56,250
	Stock disposed of during the period	(37,213)
	Realized gains (losses)during the period	(5,386)
	Unrealized gains(losses) during the period	(235,544)
9/30/2010	Ending Balance	$154,332

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Concurrently with filing this response and the amended filings, the Company is also filing a letter signed by its authorized representative making the above-referenced representations.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

/CJM

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com